Exhibit 99.1

TDH Holdings, Inc. Reports First Half 2023 Financial Results

QINGDAO, China, October 31, 2023 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that is an operator of a restaurant in the U.S., announced today its financial results for the six months ended June 30, 2023.

First Half 2023 Unaudited Financial Highlights:

	For the Six Months Ended June 30
($ millions, except per share data)	2023	2022	% Change
Revenues from continuing operations	$1.55	$1.45	6.97%
Gross profit	$0.48	$0.40	20.96%
Gross profit margin	31.14%	27.54%	3.60 pp *
Loss from operations	$(0.89)	$(2.17)	58.86%
Operating loss margin	-57.60%	-149.76%	92.16 pp *
Net income (loss) attributable to common stockholders	$0.06	$(0.9)	107.21%
Earnings (loss) per share - basic and diluted	$0.01	$(0.14)	104.37%

*	pp: percentage points

●	Revenues increased by 6.97% to $1.55 million for the first half of 2023. We discontinued our petfood manufacturing segment during the first quarter of 2023 and substantially all of our revenue was generated from our restaurant business during the first half of 2023. Our decision to discontinue our petfood business was driven largely by the following factors: the increase in cost of raw materials required for production; accepting less orders in an attempt to avoid unprofitable orders and customers; decreased demand for sales of petfood; its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs; lawsuits and the closing of our manufacturing facilities, and them being subject to bankruptcy proceedings. We believe the discontinuation of our petfood manufacturing business will provide us with the opportunity to redirect our focus and resources towards expanding and improving our restaurant segment.

●	Gross profit was $ 0.48 million for the first half of 2023, compared to gross profit of $0.4 million for the same period of the prior year.

●	Operating loss was $0.89 million for the first half of 2023, compared to operating loss of $2.17 million for the same period of the prior year. The decrease in operating loss was primarily due to the Company’s reduced operating expense in the six months ended June 30, 2023, in connection with the discontinued operation of our petfood business and also as a result of our cost control efforts.

●	Net income was $0.06 million, or earnings per share of $0.01, for the first half of 2023, compared to net loss of $0.09 million, or loss per share of $0.14, for the same period of the prior year.

First Half 2023 Financial Results

Revenues

For the first half of 2023, total revenues increased by $0.1 million, or 6.96%, to $1.55 million from $1.45 million as compared with the same period of the prior year. For the six months ended June 30, 2023, revenue from food and beverage sales in our restaurant business in the United States increased, however, we only generated a limited amount of revenue from pet food sales in the first half of 2023, which was mainly due to the fact that we discontinued our petfood manufacturing segment during the first quarter of 2023. Therefore, our sales increase for the six months ended June 30, 2023 compared to the same period in 2022 was primarily due to an increase in restaurant revenue, as discussed in detail below:

	For the Six Months Ended June 30,
	2023		2022		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Domestic	$1	0.06%	$14	0.96%	$(13)	-92.86%
E-commerce	-	-	1	0.07%	(1)	-100.00%
Restaurant revenue	1,552	99.04%	1,438	99.04%	114	7.93%
less: sales tax and additional surcharge	-	-	1	0.07%	(1)	-100.00%
Total	$1,553	100.00%	$1,452	100.00%	$101	6.96%

Domestic sales for pet food decreased by $0.01 million, or 92.86%, to $0 million for the first half of 2023 from $0.01 million for the same period of the prior year. Sales from the restaurant revenue increased by $0.1 million, or 7.93%, to $1.55 million for the first half of 2023 from $1.44 million for the same period of the prior year.

Cost of revenues

Our cost of revenue mainly includes the cost of our food, beverage and packaging costs, and labor costs. Our cost of revenues, increased by $0.02 million or 1.65%, to $1.07 million for the six months ended June 30, 2023, as compared to $1.05 million for the six months ended June 30, 2022. This increase in cost of revenues was in line with the 6.97% increase in our total net revenue for the six months ended June 30, 2023, primarily driven by increased restaurant revenue. As a percentage of revenues, cost of revenues was 68.86% for the first half of 2023, compared to 72.46% for the same period of the prior year.

Gross profit and gross profit margin

Gross profit was $0.48 million for the first half of 2023, compared to gross profit of $0.40 million for the same period of the prior year. The increase in gross profit was due to higher profit from our restaurant business.

Operating expense

Operating expense consists of selling expense and general and administrative expense.

Selling expense was $43,383 in the first half 2023, remained at a relatively stable level as compared to $45,064 in the same period of the prior year.

General and administrative expense decreased by $1.19 million, or 47.22%, to $1.33 million for the first half of 2023 from $2.53 million for the same period of the prior year. The main reason for the decrease was due to decreased legal costs and consulting service fees in the first half of 2023 when we discontinued the petfood business segment in the first quarter of 2023.

As a result, total operating expenses decreased by $1.20 million, or 46.46%, to $1.38 million for the first half of 2023 from $2.57 million for the same period of the prior year.

Operating loss

Loss from operations was $0.90 million for the first half of 2023, compared to $2.17 million for the same period of the prior year. The decrease in continuing operating loss was mainly due to decreased operating expenses in the first half of 2023.

Other income, net

Total net other income decreased by approximately $0.57 million or 38.67%, from $1.48 million in the six months ended June 30, 2022, to $0.91 million in the six months ended June 30, 2023, which is primarily attributable to an decrease in investment income. We invested our available cash on hand in equity securities of certain publicly listed companies through various open market transactions. Our investments in marketable securities are accounted for pursuant to ASC 321 and reported at their readily determinable fair value as quoted by market exchanges in the consolidated balance sheets with change in fair value recognized in earnings. During the first half of 2023, the investments generated a total of $0.92 million net returns as compared to $1.08 million for the same period of 2022.

Net income (loss) and earnings (loss) per share

As a result of the above, net income was $0.06 million, or earnings per share of $0.01, for the first half of 2023, compared to net loss of $0.9 million, or loss per share of $0.14, for the same period of the prior year.

Financial Conditions

As of June 30, 2023, the Company had cash, cash equivalents and restricted cash of $19.19 million (including cash and cash equivalents of $17.98 million from continuing operations and restricted cash of $1.21 million from discontinued operations), compared to $23.15 million (including cash and cash equivalent of $21.86 million from continuing operations and restricted cash of $1.29 million from discontinued operations) at December 31, 2022. Accounts receivable and inventories were $0.03 million and $0 million, respectively, as of June 30, 2023, compared to $0.03 million and $0.01 million, respectively, at December 31, 2022. We also had short-term investment of approximately $12.99 million and $9.92 million as of June 30, 2023, and December 31, 2022 respectively, which are highly liquid and can be covered into cash and used in our operations if needed.

Net cash used in operating activities was $2.35 million for the first half of 2023 (including cash flows of $2.44 million used in operating activities from our continuing operations and cash flows of $0.09 million provided by operating activities from discontinued operations), compared to net cash used in operating activities of $0.87 million for the same period of the prior year (including cash flows of $0.58 million used in operating activities from our continuing operations and cash flows of $0.28 million used in operating activities from discontinued operations).

Net cash used in investing activities was $2.15 million for the first half of 2023(including cash flows of $2.15 million used in investing activities from our continuing operations and cash flows of $0 million used in investing activities from discontinued operations), compared to net cash used in investing activities of $6.06 million for the same period of the prior year (including cash flows of $6.06 million used in investing activities from our continuing operations and cash flows of $0 million used in investing activities from discontinued operations).

There was no cash provided by or used in our financing activities during the six months ended June 30, 2023, and 2022, respectively.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), a PRC-based company that is an operator of a restaurant in the United States. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others, its growth and business outlook, the Company’s ability to execute on its business plan, and its ability to resume its operations at previous levels, and its ability to successfully resolve various legal proceedings in which it is involved, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the restaurant industry, reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the United States and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: zhangfeng@tdhpet.com

Phone: +86 183-1102-1983

Index to Unaudited Condensed Consolidated Interim Financial Statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,977,195	$21,857,125
Short-term investments	12,991,236	9,922,366
Accounts receivable, net	34,655	29,318
Advances to suppliers, net	7,946	2,789
Inventories, net	-	987
Prepayments and other current assets, net	170,635	127,834
Current Assets held for sale associated with discontinued operation of Tiandihui	1,811,028	1,841,335
Total current assets	32,992,695	33,781,754
NON-CURRENT ASSETS:
Property, plant and equipment, net	692,223	698,044
Intangible assets, net	454,984	481,840
Operating lease right-of-use assets	678,320	783,658
Non-current assets held for sale associated with discontinued operation of Tiandihui	740,335	768,101
Total non-current assets	2,565,862	2,731,643
Total assets	$35,558,557	$36,513,397

LIABILITIES AND SHAREHOLDERS’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$478,401	$491,850
Accounts payable - related parties	6,216	1,033
Advances from customers	1,389	11,024
Bank overdrafts	64,058	74,425
Short-term loans - related parties	229,337	266,451
Taxes payable	8,754	11,923
Due to related parties	80,813	55,747
Operating lease liabilities, current	216,167	212,814
Other current liabilities	243,018	1,212,420
Current Liabilities held for sale associated with discontinued operation of Tiandihui	11,368,723	12,337,657
Total current liabilities	12,696,876	14,675,344
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	574,099	683,113
Non-current liabilities held for sale associated with discontinued operation of Tiandihui	999	1,037
Total liabilities	13,271,974	15,359,494
SHAREHOLDERS’ EQUITY:
Common stock ($0.02 par value; 50,000,000 shares authorized; 10,323,268 and 10,323,268 shares issued and outstanding at June 30, 2023, and December 31, 2022, respectively)*	206,465	206,465
Additional paid-in capital	48,089,439	48,089,439
Statutory reserves	160,014	160,014
Accumulated deficit	(28,101,327)	(28,165,927)
Accumulated other comprehensive income	1,565,431	428,249
Total TDH Holdings, Inc. shareholders’ equity	21,920,021	20,718,240
Non-controlling interest	366,562	435,663
Total shareholders’ equity	22,286,583	21,153,903
Total liabilities and shareholders’ equity	$35,558,557	$36,513,397

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14, 2022

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For The Six Months Ended June 30, 2023	For The Six Months Ended June 30, 2022

Net revenue	$1,552,805	$1,451,655
Cost of revenue	1,069,296	1,051,919
Gross profit	483,509	399,736
Operating expenses:
Selling expense	43,383	45,064
General and administrative expense	1,334,580	2,528,742
Total operating expenses	1,377,963	2,573,806
Loss from operations	(894,454)	(2,174,070)
Interest expense	(19,443)	(2,555)
Other income	7,850	10,702
Investment income, net	917,411	1,075,565
Other expenses	(313)	(15,566)
Gain from operating lease contract modification	-	408,198
Total other income	905,505	1,476,344
Loss before income tax provision	11,051	(697,726)
Net income loss continuing operations	11,051	(697,726)
Net loss from discontinued operations of Tiandihui	(15,552)	(610,664)
Net loss	(4,501)	(1,308,390)
Less: Net loss attributable to non-controlling interest	(69,101)	(412,390)
Net Income (Loss) attributable to TDH Holdings, Inc.	64,600	(896,000)
Comprehensive income (loss)
Net income (loss)	$64,600	$(896,000)
Other comprehensive income
Foreign currency translation adjustment	1,137,181	1,413,179
Total comprehensive income	$1,201,781	$517,179
Less: Comprehensive loss attributable to non-controlling interest	-	-
Comprehensive income attributable to TDH Holdings, Inc.	$1,201,781	$517,179

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$0.01	$(0.14)
Diluted	$0.01	$(0.14)
Weighted average common shares outstanding*
Basic	10,323,268	6,252,212
Diluted	10,323,268	6,252,212

*	Retrospectively restated to reflect the one-for-twenty reverse split dated on June 14, 2022

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended	For The Six Months Ended
	June 30, 2023	June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$64,600	$(896,000)
Less: net loss from discontinued operations	(15,552)	(610,664)
Net income (loss) from continuing operations	80,152	(285,336)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	87,175	14,449
Fair value change of short-term investments	(917,411)	(1,075,565)
Impairment of goodwill	-	355,570
Inventory write-down	-	(1,558)
Loss (gain) on disposal of property, plant and equipment	491	64,941
Gain from operating lease contract modification	-	(408,198)
Amortization of operating lease right-of-use assets	105,326	101,765
Changes in operating assets and liabilities:
Accounts receivable, net	(5,337)	3,008
Inventories, net	58	34,774
Operating lease liabilities	(105,661)	(92,419)
Advances to suppliers, net	(5,157)	10,986
Accounts payable	33,060	(201,315)
Interest payable	48,606	-
Taxes payable	(2,354)	(16,307)
Advances from customers	2,214	2,384
Advances from customer - related party	(14,927)	(20,584)
Other current liabilities	(1,607,131)	323,751
Net cash used in operating activities from continuing operations	(2,440,909)	(581,067)
Net cash provided by (used in) operating activities from discontinued operations	93,380	(287,509)

NET CASH USED IN OPERATING ACTIVITIES	$(2,347,529)	$(868,576)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments	(10,393,892)	(22,078,834)
Proceeds from sale of short-term investments	8,242,433	16,020,068
Net cash used in investing activities from continuing operations	(2,151,459)	(6,058,766)
Net cash provided by investing activities from discontinued operations	-	-

NET CASH USED IN INVESTING ACTIVITIES	$(2,151,459)	$(6,058,766)

Effects on changes in foreign exchange rate	538,762	1,050,948
Net change in cash, cash equivalents, and restricted cash	(3,960,226)	(5,876,394)
Cash, cash equivalents, and restricted cash - beginning of the period	23,146,176	19,510,975
Cash, cash equivalents, and restricted cash - end of the period	$19,185,950	$13,634,581
Less: cash and restricted cash of discontinued operations at the end of the period	1,208,755	1,386,184
Cash and restricted cash of continued operations at the end of the period	17,977,195	12,248,397

Supplemental cash flow information
Interest paid	$-	$-

Supplemental non-cash investing and financing activities
Cashless exercise of warrants	-	21,887
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$17,977,195	$12,248,397
Restricted cash	$1,208,755	$1,386,184
Total cash, cash equivalents, and restricted cash	$19,185,950	$13,634,581